SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG ◆

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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August 20, 2024

VIA EDGAR

Ms. Inessa Kessman

Mr. Robert Littlepage

Mr. Jeff Kauten

Mr. Larry Spirgel

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	WeRide Inc. (CIK No. 0001867729)

Amendment No. 2 to Registration Statement on Form F-1

Filed August 15, 2024 (File No. 333-281054)

Dear Ms. Kessman, Mr. Littlepage, Mr. Kauten and Mr. Spirgel:

On behalf of our client, WeRide Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 19, 2024 on amendment No. 2 to the Company’s registration statement on Form F-1 filed on August 15, 2024. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Revised Registration Statement (as defined below) where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 20, 2024

Concurrently with the submission of this letter, the Company is filing herewith amendment no. 3 to the Company’s registration statement on Form F-1 (the “Revised Registration Statement”) including certain exhibits thereto and a free writing prospectus relating to the changes reflected in the Revised Registration Statement via EDGAR with the Commission.

The Company respectfully advises the Commission that the Company plans to request that the Commission declare the effectiveness of the Revised Registration Statement on or about August 20, 2024, and will file the joint acceleration requests (the “Acceleration Requests”) in time before the requested effective time. The Company would greatly appreciate the Commission’s continuing assistance and support in meeting the proposed timetable for the offering.

Comments in Letter Dated August 19, 2024

Registration Statement on Form F-1 filed August 15, 2024

VIE Consolidation Schedule, page 21

1. We note your response to prior comment 6. Please identify and describe the material terms of the agreement with your mapping service provider and file the agreement as an exhibit to the registration statement or tell us why you believe it is not a material contract. Refer to Item 4.B. of Form 20-F and Item 601(b)(10)(ii)(B) of Regulation S-K. Also, clarify whether your mapping service provider is associated with Guang Yuji Technology Co., Ltd.

The Company respectfully advises the Staff that the mapping service provider that the Company currently cooperates with is Guangzhou Yuji Technology Co., Ltd. (“Guangzhou Yuji”). The Company entered into a Framework Agreement for the Procurement and Services of High-definition Maps with Guangzhou Yuji through Guangzhou Jingqi Technology Ltd. in February 2022, and a Data Service Framework Agreement with Guangzhou Yuji through Guangzhou Wenyuan Zhixing Technology Co., Ltd. in October 2022. The Company has previously identified the Data Service Framework Agreement as a material contract and filed it as exhibit 10.10 to the Form F-1 filed on July 26, 2024. In response to the Staff’s comment, the Company is filing the Framework Agreement for the Procurement and Services of High-definition Maps as exhibit 10.23 to the Revised Registration Statement. The Company has also revised page 21 of the Revised Registration Statement to identify Guangzhou Yuji as its mapping service provider and disclose the material terms of the Company’s agreements with Guangzhou Yuji.

Risk Factors

Our business generates and processes a large amount of data..., page 42

2. We note your disclosure that user data is stored on the cloud provided by a leading cloud service supplier in China. Please clarify whether non-user data, including mapping data, is stored in China and disclose any material risks relating to regulations regarding the storage and transmission of such data from other jurisdictions to China.

U.S. Securities and Exchange Commission

August 20, 2024

The Company respectfully advises the Staff that the Company’s non-user data collected by the Company’s vehicles outside of China is not stored in China as of the date of this submission. The Company does not transmit its non-user data collected by its vehicles outside of China into China. While the Company is not subject to any material risk relating to regulations regarding the storage and transmission since the Company does not engage in such storage or transmission, the Company has already included risk factors (with certain additional edits) on pages 42 to 44 of the Revised Registration Statement stating that the Company faces risks in complying with applicable laws, rules and regulations relating to data collection, use, storage, transfer, disclosure and security.

3. We note your response to prior comment 8. Please clarify whether the users’ data held by your cloud services provider could result in you or your cloud services provider being subject to a review by the CAC.

In response to the Staff’s comment, the Company has revised the disclosure on page 43 of the Revised Registration Statement.

Any lack of requisite approvals, licenses or permits..., page 46

4. Your disclosure that in the future you may need to engage a licensed surveying and mapping service provider is inconsistent with your disclosure on page 21, which states that you have already engaged such a provider. Please advise or revise.

In response to the Staff’s comments, the Company has revised the disclosure on page 47 of the Revised Registration Statement to clarify that the disclosure there addresses the risks that may arise in the event that the Company’s cooperation with the current service provider (i.e., Guangzhou Yuji) is terminated for any reason.

We may be required to complete filing procedures with the China Securities Regulatory Commission..., page 69

5. We note your response to prior comment 3. Please clarify if you fail to complete the overseas offering and listing before the expiration of the Filing Notice and are required to update and resubmit the CSRC filing materials whether you will be able to proceed with this offering while the CSRC reconsiders your filing materials. Also, clarify the consequences to the Company if the CSRC considers a material change to be within the scope of the No. 1 Guideline of the Filing Rules and requires a prompt filing of such change.

In response to the Staff’s comment, the Company has revised the disclosure on pages 18, 69 and 70 of the Revised Registration Statement.

China’s M&A Rules and certain other PRC regulations..., page 70

6. We note your response to prior comment 10. Please disclose whether you have provided any required notice to, and obtained any required approvals from, MOFCOM and the NDRC.

U.S. Securities and Exchange Commission

August 20, 2024

The Company respectfully advises the Staff that the M&A Rules and other regulations described in this risk factor apply to merger and acquisition activities in China engaged in by foreign investors. This risk factor is meant to address the risk that as a Cayman Islands incorporated company, if the Company pursues acquisitions of complementary businesses in China in the future, it may be subject to the procedures required by these regulations, which may delay or prevent the completion of such acquisitions. With respect to the Company’s proposed offering, as it does not involve a change-of-control transaction or other acquisitions in China subject to those regulations, the Company is not required to give notice to or obtain any approval from MOFCOM or the NDRC under those regulations. The Company has revised the risk factor to include such disclosure. Please refer to page 71 of the Revised Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Factors Affecting Our Performance, page 105

7. We note your reference to Risk Factors disclosure regarding share-based compensation on page 120. Since share-based compensation expense will have a significant impact on your results of operations immediately after the IPO, the effect of share-based compensation should be prominently disclosed in MD&A under “Key Factors Affecting Our Performance.” As of the date of the filing and effectiveness of the registration statement, please disclose the value of unrecognized share-based compensation expenses and the period you expect to recognize that expense.

In response to the Staff’s comment, the Company has revised the disclosure on page 107 of the Revised Registration Statement.

Critical Accounting Estimates

Share-based compensation, page 130

8. We note you issued restricted share units and share options in July 2024. Please update your analysis of stock-based compensation awards granted through the date of the filing and effectiveness of the registration statement. Your analysis should also discuss the exercise price in relation to the fair value of ordinary shares.

In response to the Staff’s comment, the Company has revised the disclosure on pages 130 and 131 of the Revised Registration Statement.

9. We note in June 2024 you accelerated the vesting of 125,994,150 restricted share units granted to certain management personnel. Please disclose and explain to us how you accounted for the modification of the vesting terms of the restricted share units.

The Company respectfully advises the Staff that the waiving of the initial public offering condition in June 2024 resulted in the immediate vesting of the related awards. The Company accounted for the modification of the vesting terms of the restricted share units as an accelerated vesting with immediate expensing of RMB5.4 million in profit or loss. The accelerated amount is the amount that would otherwise have been recognized for services received during the remainder of the vesting period if the modification had not occurred.

In response to the Staff’s comment, the Company has revised the disclosure on page 131 of the Revised Registration Statement.

U.S. Securities and Exchange Commission

August 20, 2024

Regulatory and Market Environment of Autonomous Driving, page 138

10. We note your response to prior comment 18. Please clarify why you conduct testing in the U.S. when you state that you do not intend to make the U.S. a market for the Company’s products or services.

The Company respectfully advises the Staff that, at the early stage of the Company’s research and development, California was the only place that could issue permits for autonomous driving road testing. The Company therefore obtained its permits and started road testing in the U.S. back then and has since carried on its road-testing activities in the U.S. The Company confirms to the Staff that the Company does not intend to generate revenues from providing products or services in the U.S., making the U.S. not a market for the Company’s products or services.

Related Party Transactions

Transactions with Guangzhou Yuji, page 214

11. Please disclose the basis on which Guangzhou Yuji Technology Co., Ltd. is a related party. Refer to Item 7.B. of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 214 of the Revised Registration Statement.

Notes to the Consolidated Financial Statements

24. Subsequent events, page F-103

12. We note you issued 12,806,568 ordinary shares to holder of Series D and Series D+ preferred shares at a par value of US$0.00001, for an aggregate consideration of US$128.1. Please tell us the business purpose for the issuances. Also, disclose how you will account for these issuances and advise us.

The Company respectfully advises the Staff that the Company issued ordinary shares to holders of Series D and Series D+ preferred shares at par value so as to obtain the shareholders’ approval to revise the definition of “Qualified IPO” as stipulated in the Company’s currently effective memorandum and articles of associations.

The Company respectfully advises the Staff that the issuances were made to achieve an equitable relative shareholding among different shareholder groups as agreed by the shareholders resolutions of the Company. The issuances were accounted for directly in equity as transactions with the Company’s shareholders. Instead of other shareholder groups transferring some of their interests in the Company directly to the Series D and Series D+ preferred shareholders at a notional price, the shareholders of the Company decided to achieve that adjustment in relative shareholding more efficiently by way of share issuance by the Company. Under this transaction, all the Series D and Series D+ preferred shareholders are treated equally. The Company did not issue the ordinary shares to the holders of Series D and Series D+ preferred shares for any identifiable or unidentifiable services and goods, and the Company did not incur any obligation to compensate any other shareholders for this issuance. Therefore, the Company will account for these issuances as a shareholder transaction without impact on profit or loss.

In response to the Staff’s comment, the Company has revised the disclosure in note 36 to the consolidated financial statements on page F-79 of the Revised Registration Statement and note 24 to the unaudited condensed consolidated financial statements on page F-103 of the Revised Registration Statement to add the accounting for the issuances.

*   *   *

U.S. Securities and Exchange Commission

August 20, 2024

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +86 21 6193-8200 or via e-mail at haiping.li@skadden.com.

Very truly yours,

/s/ Haiping Li
Haiping Li

cc:	Tony Han, Director and Chief Executive Officer, WeRide Inc.

Jennifer Li, Chief Financial Officer, WeRide Inc.

Yilin Xu Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Allen Lu, Partner, KPMG Huazhen LLP

Lily Liu, Partner, KPMG Huazhen LLP